                                                                    Exhibit 99.2

                           [JAMES HARDIE LETTERHEAD]

                                                             RESULTS AT A GLANCE

                                  JAMES HARDIE
                  2ND QUARTER AND HALF YEAR - 30 SEPTEMBER 2002

                                          2ND QTR FY03               HALF YEAR FY03
JAMES HARDIE
Net Sales                            Up 34% to  US$ 207.6          Up 34% to  US$ 407.8
EBIT                                 Up 104% to US$  36.4          Up 148% to US$  72.3
Operating Profit                     Up 124% to US$  23.5          Up 230% to US$  46.5
Net Operating Profit(1)              Up 137% to US$  24.6          Up 958% to US$ 100.5
EBIT Margin(2)                       Up 0.2 pts  to 17.5%          Up 4.6 pts to 17.8%

USA FIBRE CEMENT
Net Sales                            Up 36%  to US$ 154.7          Up 36% to US$ 307.2
EBIT                                 Up 44%  to US$  40.7          Up 52% to US$  79.5
EBIT Margin                          Up 1.6pts to 26.3%            Up 2.6 pts to 25.9%
Volume                               Up 34% to 337.7mmsf           Up 36% to 677.5mmsf

ASIA PACIFIC FIBRE CEMENT
Net Sales                            Up 25% to US$  50.4           Up 26% to US$  96.7
EBIT                                 Up 33% to US$   8.9           Up 72% to US$  17.2
EBIT Margin                          Up 1.0 pt to 17.7%            Up 4.8 pts to 17.8%
Volume                               Up 14% to 95.5mmsf            Up 16% to 182.9mmsf

KEY RATIOS
Earnings Per Share (Basic)                                              10.2cents
EBIT/Sales                                                              17.8%
EBIT/Assets                                                             14.8%
Return on Shareholders' Funds(1)                                        35.1%
Return on Capital Employed                                              26.3%
Gearing(1)                                                             (24.1%)
Net Interest Cover                                                      13.4x

ECONOMIC PROFIT                                                      US$25.6

All comparisons are against the same quarter or half year of the previous fiscal year.

All dollar amounts are in US$ millions.

Results are for continuing businesses only unless otherwise stated.

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(1) Includes discontinued operations
(2) Before restructuring and other operating expenses